12g3-2(b) file number: 82-34841



ANTISENSE THERAPEUTICS

22 March 2005



05006984

SUPPL



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached a copy of the following announcement lodged with the Australian Stock Exchange (ASX):

Date of Announcement/Lodgement	To:	Title	No of pages
21 March 2005	ASX	Asthma Data on Inhaled Antisense Drug to be Presented at Respiratory Medicine Conference	9

Yours sincerely

N. Korchev

Natalie Korchev
Company Secretary

PROCESSED
APR 06 2005
THOMSON
FINANCIAL

Encl.

[S:\Antisense\Company Secretarial\ADR\SEC announcements 21 March 05.doc]



ANTISENSE THERAPEUTICS

21 March 2005

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

ASTHMA DATA ON INHALED ANTISENSE DRUG TO BE PRESENTED AT RESPIRATORY MEDICINE CONFERENCE

Today, Antisense Therapeutics Limited will be presenting asthma data from animal studies using an inhaled form of an antisense drug to VLA-4. Research Manager Dr Shari Lofthouse will give an oral presentation at the Annual Scientific Meeting of the Thoracic Society of Australia and New Zealand, entitled "Aerosol delivery of VLA-4 Specific Antisense Oligonucleotides Inhibit Airway Inflammation and Hyperresponsiveness in Mice". A copy of the presentation slides is attached.

Antisense Therapeutics' most advanced drug is ATL1102, a second generation antisense inhibitor targeting the VLA-4 protein. VLA-4 is an immune cell adhesion molecule thought to be involved in the inflammatory process in diseases like asthma. In December 2004, the company announced that it had generated encouraging data in one of the most widely used experimental models of asthma, the ovalbumin-challenged mouse model.

The key points of today's presentation are

- the VLA-4 antisense drug suppressed lung airway hyperresponsiveness at very low inhaled doses
- the inhaled drug was effective in inhibiting the accumulation of eosinophils (immune cells known to be major effectors in asthmatic attacks) in the lung
- the inhaled drug inhibited airway mucus accumulation

"We are pleased to have had this data accepted for presentation at a significant thoracic medicine forum. Our animal data encourages us to explore the potential of ATL1102 as an inhaled therapy for asthma, a highly debilitating and increasingly prevalent disease", said Antisense Research Director, Dr Christopher Wraight.

Background Information

Asthma is a chronic lung condition characterised by periodic episodes of airway inflammation and constriction resulting in wheezing, coughing, chest tightness and shortness of breath. The episodes typically occur in response to stimuli such as allergens, chemical irritants or low temperatures. Up to 1 in 4 children, and 1 in 10 adults will experience asthma symptoms at some time in their lives.

ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in development as a treatment for MS. In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the CNS in MS, and the lung airways in asthma. The inhibition of VLA-4 may prevent white blood cells from entering sites of inflammation, thereby halting progression of the disease. Inhibition of VLA-4 in animals has demonstrated positive effects on a number of inflammatory diseases such as MS. Several other VLA-4 inhibitors are in clinical development for inflammatory conditions.

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. ANP's mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. Its two most advanced projects target Multiple Sclerosis (ATL1102), and Psoriasis (ATL1101).

ANP plans to commercialise its pipeline via licensing/collaboration agreements with major biotechnology and pharmaceutical companies.

ANP's major shareholders include Circadian Technologies Limited (ASX: CIR), Isis Pharmaceuticals Inc (NASDAQ: ISIS) and Queensland Investment Corporation.

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Natalie Korchev +61 3 9827 8999

Aerosol delivery of VLA-4 specific antisense oligonucleotide inhibits airway inflammation and hyperresponsiveness in mice

Shari Lofthouse, Jeffrey Crosby, David Tung, Doreen Miller, Kelly McKay, George Tachas, Christopher Wraight, James Karras and Susan Gregory


ANTISENSE THERAPEUTICS


ISIS
PHARMACEUTICALS

TSANZ Annual Scientific Meeting March 2005

VLA-4 in asthma

- VLA-4 is the $\alpha_4\beta_1$ integrin (CD49d/CD29)
- Mediates binding of cells to VCAM-1 & fibronectin; primarily T cells and eosinophils in asthma
- Participates in cell adhesion, cell trafficking and cell activation
- VLA-4 inhibitors (Abs, small molecules) have been tested in asthma models with varying results



Antisense; mRNA is the pharmacological target


DNA
mRNA
Proteins
Transcription
Translation
Antisense
Drug
(Oligonucleotide)
D
I
S
E
A
S
E
Traditional Drug

ISIS



2nd generation antisense oligonucleotide to VLA4

2nd generation antisense chemistry provides enhanced stability, affinity and safety;

*Phosphorothioate throughout

*10 nucleotide deoxy "gap" & 5 nucleotide "wings" with 2' MOE modification


ISIS 348574
MOE
Deoxy
MOE
CD49d mRNA
5'
3'
5' UT
Coding region
Stop codon
polyA+
1
504-523
3301
Start codon



ISIS 348574 reduces CD49d mRNA level in vitro

Dose response analysis of ASO to CD49d (348574) and a random oligonucleotide control (129689) in b.END cells



Dose Response Analysis of Lead ASOs to Mouse CD49d in b.END cells
CD49 mRNA levels (% of UTC)
100
80
60
40
20
0
129689
348574



ISIS

Aims

- To study the effect of an antisense oligonucleotide directed against the CD49d chain of VLA-4 in a mouse model of asthma
  - ASO is delivered by inhalation
  - OVA mouse model is used; parameters include;
    - AHR (Methacholine induced)
    - Eosinophilia (bronchial alveolar lavage)
    - Mucus (goblet) cell number in airways



Methods


OVA ip
OVA ip
OVA inhalational
day 0
14
17
19
21
24
25
26
27
28
ASO dosing
*AHR (Methacholine)
*BAL collection

Treatment Groups n=10 per group

- Vehicle (saline); OVA sensitised
- Negative control; naïve mice -unsensitised to OVA
- ASO (ISIS 348574) at 3 doses (0.01 to 100μg/kg); OVA sensitised
- Mismatch oligonucleotide (ISIS 358342) at 3 doses (0.01 to 100μg/kg); OVA sensitised



Airway Hypersensitivity

Effect of inhaled VLA4 antisense vs. mismatch control on the Penh response to methacholine (100 mg/ml) in OVA-challenged mice


Penh
10
9
8
7
6
5
4
3
0.01
1
100
0.01
1
100
Vehicle
Naive
Dose μg/kg
ISIS 348574 (ASO)
Dose μg/kg
ISIS 358342 (MM)



* $p<0.05$ compared to vehicle

Eosinophilia

Effect of inhaled VLA-4 antisense vs. a mismatch control on the total eosinophil count in airways of OVA-challenged mice


Total eosinophils
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
0.01
1
100
0.01
1
100
Vehicle
Naive
Dose µg/kg
ISIS 348574 (ASO)
Dose µg/kg
ISIS 358342 (MM)

* p<0.05 compared to vehicle

Mucus (goblet) cells in airways

Effect of inhaled VLA-4 antisense vs. a mismatch control on the total number of PAS positive (mucus-secreting) airways of OVA-challenged mice


PAS positive airway number
60
50
40
30
20
10
0
0.01
1
100
0.01
1
100
Vehicle
Naive
Dose µg/kg
ISIS 348574 (ASO)
Dose µg/kg
ISIS 358342 (MM)

* p<0.05 compared to vehicle

VLA-4 Histology



Vehicle treated



ASO-treated 1ug/kg

Any airway with PAS positive cell is scored as a positive



Summary

◦The 2nd generation antisense oligonucleotide ISIS 348574, targeting the CD49d chain of VLA-4;

- ◦Decreases airway hypersensitivity - up to ~80%
- ◦Decreases eosinophilia - up to ~60%
- ◦Decreases mucus + airways - up to ~37%

when delivered via the aerosol route at a low dose in the mouse OVA model of asthma



Conclusion

Inhaled antisense to VLA-4 has the potential for therapeutic use in asthma and warrants further investigation

A human 2nd generation antisense drug (ATL1102) against VLA-4 is currently in development. Toxicology studies, and a Phase I clinical trial (sc route) have been completed for ATL1102.

